

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

August 31, 2016

Via E-mail
Law Wai Fan
President and Chief Executive Officer
Eason Education Kingdom Holdings, Inc.
Millennium City 1, No. 388 Kwun Tong Road
Kwun Tong, Kowloon, Hong Kong

> **Re: Eason Education Kingdom Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 4, 2016**
> **File No. 333-212918**

Dear Ms. Law:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3. We note your disclosure on pages 6 and 14 that the selling stockholders will sell their shares at $0.40 per share until your shares are quoted on the OTCQB, and thereafter at

prevailing market prices or privately negotiated prices. In light of the number of shares being registered relative to the number of shares held by non-affiliates, the nature of the offering and the nature of the selling stockholders, the resale offering appears to be on behalf of the registrant. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Accordingly, please revise the terms of your offering throughout to clarify that all offers and sales will be made at the disclosed fixed price for the duration of the offering. Please also revise to clarify that your stock is presently quoted on the OTCQB.

4.   Please revise to update the financial statements under Item 8-08 of Regulation S-X.

Risk Factors, page 7

5.   We note that you have previously failed to timely file current and periodic reports. Please include a risk factor to discuss your inability to meet the period reporting requirements of the Exchange Act and disclose that historically you have not been timely in meeting your required reporting obligations.

Determination of the Offering Price, page 14

6.   We note your disclosure that the offering price of $0.40 has been determined arbitrarily by you. We further note your disclosure in footnote (4) to the Calculation of Registration Fee Table on page (ii) that the offering price has been estimated on the basis of the average of the high and low prices of the Company's common stock as reported on the OTCQB on July 21, 2016. Please revise to describe the various factors considered in determining the offering price. We note that publicly available information indicates that the most recent sale price of your shares on the OTCQB was $1.00. Please refer to Item 505(a) of Regulation S-K.

Selling Stockholders, page 14

7.   Please revise your disclosure to indicate the nature of any position, office, or other material relationship which the selling stockholders have had within the past three years with the registrant or any of its predecessors or affiliates. Please refer to Item 507 of Regulation S-K. In addition, we note that you include a reference to footnote (3) in your selling stockholder chart, however we are unable to locate the corresponding footnote. Please revise accordingly.

Dilution, page 15

8.   We note you disclosure that the net tangible book value per share before the offering is $231,116. Please refer to Item 506 of Regulation S-K and revise to disclose the net tangible book value per share before the distribution. Please also revise to update your dilution disclosure as of June 30, 2016.

Description of Business, page 23

9.　　We note that your disclosure on page 25 contains a URL for a third party website. Please note that the information available on the website for such URL may be deemed to become a part of the prospectus. Please refer to footnote 41 of Release No. 33-7856 (April 28, 2000). To the extent you intend to include URLs for third party websites in your prospectus, please provide us with an analysis as to whether you are assuming responsibility for the information available at such URLs.

10.　　We note your disclosure on page 28 that you have identified a 4,000 square foot location in Xian for lease and expect to commence operations in September 2016. To the extent you have entered into this lease prior to this registration statement being declared effective, please consider filing your lease agreement as an exhibit to this registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Dividend Policy, page 35

11.　　We note your disclosure that you may adopt a stock option plan as your mineral exploration activities progress. Please revise to remove this disclosure or advise.

Directors, Executive Officers, Promoters and Control Persons, page 40

12.　　Please disclose the principal business of any corporation or other organization by which your executive officers were employed during the past five years. Refer to Item 11 of Form S-1 and Item 401 of Regulation S-K.

Financial Statements

Note 2. Significant Accounting Policies, page F-7

13.　　Please revise to disclose the specific nature of the escrow account hold by director reflected on the balance sheet and to disclose your accounting policy for this account.

14.　　We note the relationship of the dollar amount of the escrow account hold by director to a share issuance that took place in 2015. To the extent these items are related, revise to clarify how you considered SAB Topic 4G in preparing your financial statements.

　　　We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Robert Telewicz, Accounting Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3758 with any other questions.

Sincerely,

/s/ Sandra B. Hunter

Sandra B. Hunter
Staff Attorney
Office of Real Estate and
Commodities

cc: Thomas E. Puzzo, Esq.
        Via E-mail